Exhibit 99.1

ETC M-A Acquisition LLC
Financial Statements
As of December 31, 2018 and 2017
Years Ended December 31, 2018, 2017 and 2016

ETC M-A Acquisition LLC

Report of Independent Registered Public Accounting Firm

Board of Directors of Energy Transfer Partners, L.L.C. and
Member of ETC M-A Acquisition LLC
Opinion on the financial statements
We have audited the accompanying balance sheets of ETC M-A Acquisition LLC (a Delaware limited liability company) (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2014.
Dallas, Texas
February 22, 2019

i

ETC M-A Acquisition LLC
Balance Sheets
(Dollars in millions)

	December 31,
	2018	2017
ASSETS
Current assets:
Advances to affiliated companies	$87	$52
Total current assets	87	52

Investment in unconsolidated affiliate	210	282
Total assets	$297	$334

LIABILITIES AND EQUITY
Current liabilities:
Accrued and other current liabilities	$3	$3
Total current liabilities	3	3

Commitments and contingencies

Equity:
Member’s equity	294	331
Total equity	294	331
Total liabilities and equity	$297	$334

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statements of Operations
(Dollars in millions)

	Year Ended December 31,
	2018	2017	2016
(Loss) income from unconsolidated affiliate	$(37)	$4	$(53)
Net (loss) income	$(37)	$4	$(53)

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statement of Equity
(Dollars in millions)

Total
Balance, December 31, 2015	$360
Sunoco Retail Transaction	2,297
Distributions to ETP	(77)
R&M and Atlantic Distribution	(2,200)
Net loss	(53)
Balance, December 31, 2016	327
Net income	4
Balance, December 31, 2017	331
Net loss	(37)
Balance, December 31, 2018	$294

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statements of Cash Flows
(Dollars in millions)

	Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net (loss) income	$(37)	$4	$(53)
Reconciliation of net income to net cash provided by operating activities:
Loss (income) from unconsolidated affiliate	37	(4)	53
Distributions from unconsolidated affiliate	35	35	30
Net cash provided by operating activities	35	35	30
Cash flows from investing activities:
Proceeds from Sunoco Retail Transaction	—	—	2,200
Net cash provided by investing activities	—	—	2,200
Cash flows from financing activities:
Advances to Sunoco, Inc.	(35)	(35)	(30)
R&M and Atlantic Distribution	—	—	(2,200)
Net cash used in financing activities	(35)	(35)	(2,230)
Change in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—
Cash and cash equivalents, end of period	$—	$—	$—

	Year Ended December 31,
	2018	2017	2016
Supplemental disclosure of non-cash financing activities:
Non-cash distribution to members	$—	$—	$(77)

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Notes to Financial Statements
(Dollars in millions)

1.	Operations and Organization:
ETC M-A Acquisition LLC, a Delaware limited liability company formed in August 2013, (the “Company”) is an indirect wholly-owned subsidiary of Energy Transfer Operating, L.P. (“ETO”). In October 2018, Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP”) completed a merger of ETP with a wholly-owned subsidiary of ETE in a unit-for-unit exchange. Following the closing of the merger, ETE changed its name to “Energy Transfer LP” and its common units began trading on the New York Stock Exchange under the “ET” ticker symbol on October 19, 2018. In addition, ETP changed its name to “Energy Transfer Operating, L.P.”
In connection with the transaction, immediately prior to closing, ETE contributed 2,263,158 Sunoco LP common units to ETP in exchange for 2,874,275 ETP common units, and contributed 100% of the limited liability company interests in Sunoco LP’s general partner, Sunoco GP LLC (“General Partner”), and all of its incentive distribution rights to ETP in exchange for 42,812,389 ETP common units. As a result, following the transaction, ETO directly owns Sunoco LP’s General Partner, all of its incentive distribution rights and approximately 34.4% of its common units, which constitutes a 28.7% limited partner interest in Sunoco LP.
Prior to December 2, 2016, the Company’s membership interests were owned 99% by ETP Retail Holdings, LLC (“Retail Holdings”), an indirect wholly-owned subsidiary of ETO, and 1% by another indirect wholly-owned subsidiary of ETO. On December 2, 2016, the 1% membership interest was contributed to Retail Holdings; therefore, the Company is now a direct wholly-owned subsidiary of Retail Holdings.
Retail Holdings was formed in May 2014. In June 2014, the equity interests in multiple entities were contributed to Retail Holdings, including (a) the 99% membership interest in the Company and (b) 100% of the membership interests in Sunoco, LLC (“Sunoco LLC”). Sunoco LLC was formed by Sunoco, Inc. (“Sunoco”) in June 2014, at which time Sunoco contributed certain retail assets (the “Contributed Assets”) of its subsidiaries to Sunoco LLC. Pursuant to the contribution agreement, Sunoco contributed substantially all of its wholesale motor fuel distribution business which included:

•	dealer, distributor and fuel supply agreements,

•	fuel supply agreements to distribute motor fuel to Sunoco convenience stores and other retail fuel outlets,

•	real property owned in fee,

•	leases and subleases under which it was a tenant, and

•	leases and subleases under which it was a landlord.
All of the Contributed Assets were recorded at book value as this transaction was considered to be a reorganization of entities under common control. As discussed above, Sunoco contributed its interest in Sunoco LLC to Retail Holdings in June 2014. Sunoco was acquired by ETP in October 2012.
In April 2015, Sunoco LP acquired a 31.58% membership interest and 50.1% voting interest in Sunoco LLC from Retail Holdings (the “Sunoco LLC Transaction”) in exchange for $775 million in cash and 795,482 Sunoco LP common units.
Sunoco Retail LLC (“Sunoco Retail”) was formed in December 2015 as an indirect wholly-owned subsidiary of ETO. On March 31, 2016, 100% of the equity interests in Sunoco Retail were contributed to Retail Holdings. Immediately prior to this contribution, Sunoco Retail’s assets included (i) the retail assets and the ethanol plant located in Fulton, NY formerly owned by Sunoco, Inc. (R&M), (ii) the retail assets formerly owned by Atlantic Refining & Marketing Corp; and (iii) 100% of the membership interests in Sunmarks LLC.
On March 31, 2016 (effective January 1, 2016), Retail Holdings contributed to Sunoco LP the remaining 68.42% membership interest and 49.9% voting interest in Sunoco LLC and 100% of the membership interest in Sunoco Retail for $2.2 billion in cash (including working capital) and the issuance to Retail Holdings of 5,710,922 Sunoco LP common units (the “Sunoco Retail Transaction”). Concurrently with the execution of the transaction, Retail Holdings distributed the $2.2 billion in cash to Sunoco, Inc. (R&M) and Atlantic Refining & Marketing Corp in the amount of $2 billion and $0.2 billion, respectively (the “R&M and Atlantic Distribution”).
In connection with the Sunoco LLC Transaction and the Sunoco Retail Transaction, Retail Holdings entered into guarantees of collection on an aggregate $1.6 billion of senior notes issued by Sunoco LP (the “Guarantees”). On December 2, 2016, Retail Holdings contributed to the Company 6,506,404 Sunoco LP common units (consisting of 795,482 Sunoco LP common units received in the Sunoco LLC Transaction and 5,710,922 Sunoco LP common units received in the Sunoco Retail Transaction) and assigned to the Company the Guarantees.

On January 23, 2018, Sunoco LP redeemed the guaranteed senior notes and issued an aggregate $2.2 billion of senior notes for which the Company has guaranteed collection of principal amounts. See Note 4 for additional details.

2.	Summary of Significant Accounting Policies:
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
For purposes of these financial statements, the aggregate total of 10,489,944 Sunoco LP common units are presented as the investment in unconsolidated affiliate held by the Company.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Cash
The Company considers cash and cash equivalents to include investments with original maturities of three months or less.
Investment in Unconsolidated Affiliate
The Company owns an interest in Sunoco LP which is accounted for by the equity method for which the Company exercises significant influence over, but does not control, the investee’s operating and financial policies.
Income Taxes
As a limited liability company, the Company is treated as a disregarded entity for federal income tax purposes; therefore, the Company’s financial statements do not reflect income taxes.
Fair Value of Financial Instruments
The carrying amounts recorded for advances to affiliated companies and accrued and other current liabilities in the financial statements approximate fair value because of the short-term maturity of the instruments.

3.	Investment in Unconsolidated Affiliate:
Sunoco LP
At December 31, 2018, the Company’s investment in Sunoco LP consisted of 10,489,944 Sunoco LP common units that were issued to the Company as part of the consideration for various transactions. The Company’s investment represented approximately 13% of the total outstanding Sunoco LP common units at December 31, 2018. The Company’s investment in Sunoco LP is accounted for in our financial statements using the equity method, because the Company is presumed to have significant influence over Sunoco LP due to the affiliate relationship resulting from both entities being under the common control of Energy Transfer Operating, L.P.
The loss from the unconsolidated affiliate of $37 million on the Company’s statement of operations for the year ended December 31, 2018 includes the impact of non-cash impairments and loss on extinguishment of debt recorded by Sunoco LP, which impacted the Company’s loss from unconsolidated affiliates by $4 million during the period.
The income from the unconsolidated affiliate of $4 million on the Company’s statement of operations for the year ended December 31, 2017 includes the impact of non-cash impairments recorded by Sunoco LP, which reduced the Company’s income from unconsolidated affiliates by $42.5 million during the period.
The loss from the unconsolidated affiliate of $53 million on the Company’s statement of operations for the year ended December 31, 2016 includes the impact of non-cash impairments recorded by Sunoco LP, which impacted the Company’s loss from unconsolidated affiliates by $67 million during the period.

4.	Commitments and Contingencies:
ETC M-A Acquisition LLC Guarantee of Sunoco LP Notes
On January 23, 2018, Sunoco LP redeemed its previously guaranteed senior notes and issued the following senior notes, for which the Company has guaranteed collection with respect to the payment of principal amounts:

•	$1 billion of 4.875% senior notes due 2023;

•	$800 million of 5.50% senior notes due 2026; and

•	$400 million of 5.875% senior notes due 2028.
Under the guarantee of collection, the Company would have the obligation to pay the principal of each series of notes once all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against Sunoco LP with respect to such payment obligation, and holders of the notes are still owed amounts in respect of the principal of such notes. The Company will not otherwise be subject to the covenants of the indenture governing the notes.
In connection with the issuance of the Notes, Sunoco LP entered into a registration rights agreement with the initial purchasers pursuant to which it agreed to complete an offer to exchange the Notes for an issue of registered notes with terms substantively identical to each series of Notes and evidencing the same indebtedness as the Notes on or before January 23, 2019. The exchange offer was completed on December 3, 2018.

5.	Quarterly Financial Data (unaudited):
The following table provides certain quarterly financial information for the periods presented:

	2018				2017
	4th QTR	3rd QTR	2nd QTR	1st QTR	4th QTR	3rd QTR	2nd QTR	1st QTR
(Loss) income from unconsolidated affiliate	$(11)	$12	$7	$(45)	$22	$11	$(27)	$(2)
Net (loss) income	(11)	12	7	(45)	22	11	(27)	(2)